SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated June 29, 2004

Nokia Corporation

Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.	Nokia Press Release dated June 29, 2004 and titled:
Nokia applies for listing of newly issued shares related to share subscriptions

STOCK EXCHANGE RELEASE

June 29, 2004

Nokia applies for listing of newly issued shares related to share subscriptions

Helsinki, Finland - Nokia today filed an application to list shares issued by Nokia as a result of stock options exercised from Nokia’s stock option plans 1999, 2001 and 2003, on the Helsinki Exchanges’ Main List prior to the trade registration of such shares. The listing will commence on July 1, 2004, and will apply to share subscriptions during 2004. The intention is to renew the listing each calendar year thereafter. The newly issued shares will be traded as a separate class of shares under the trading code NOK1VM104 (“Nokia Uudet” in Finnish, meaning Nokia ‘New’) until the trade registration date of such shares. On the date of registration, the newly issued shares (NOK1VM104) will be combined with the NOKI1V share class. All Nokia share subscriptions based on the Nokia stock option plans 1999, 2001 and 2003, will be denoted as one share class (NOK1VM104).

Until the date of trade registration, the newly issued shares do not carry any shareholder rights and, therefore, differ from the (NOK1V) share class. The intention is to register the newly issued shares (NOK1VM104) approximately once a month to be combined to the NOK1V class, at which point they will receive the same rights as the other (NOK1V) shares.

The purpose of the continuous listing is to improve the efficiency of the subscription process of Nokia’s outstanding stock option plans and the related share subscriptions. The listing enables trading with newly issued shares already prior to the trade registration, which only takes places at certain dates during the year.

Additional information:

Nokia,

Corporate Communications,

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Nokia

Investor Relations

Tel. +358 7180 34927

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2004	Nokia Corporation

By:	/s/ Ursula Ranin
	Name:	Ursula Ranin
	Title:	Vice President, General Counsel